Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-148172

SUPPLEMENT DATED JANUARY 30, 2008

(To Joint Proxy Statement/Prospectus Dated December 21, 2007)

PAETEC HOLDING CORP. One PAETEC Plaza 600 Willowbrook Office Park Fairport, New York 14450 (585) 340-2500	McLEODUSA INCORPORATED 16479 Dallas Parkway Dallas, Texas 75248 (319) 790-7800

SPECIAL MEETING OF STOCKHOLDERS OF PAETEC HOLDING CORP.

AND

SPECIAL MEETING OF STOCKHOLDERS OF McLEODUSA INCORPORATED

The following information supplements and should be read in conjunction with the joint proxy statement/prospectus dated December 21, 2007 concerning the proposed merger transaction involving PAETEC Holding Corp. and McLeodUSA Incorporated, which was mailed to you on or about December 27, 2007. This supplement includes information about recent developments affecting PAETEC and about the PAETEC and McLeodUSA special stockholder meetings being held in connection with the transaction. As described in this supplement, each stockholder meeting was adjourned on January 30, 2008 and will be reconvened on February 8, 2008 to provide PAETEC and McLeodUSA stockholders with an opportunity to review the information in this supplement concerning the recent developments affecting PAETEC. Terms used but not defined in this supplement have the meanings given to those terms in the joint proxy statement/prospectus.

As set forth in the joint proxy statement/prospectus, PAETEC stockholders will be asked to vote at the PAETEC special meeting for approval of the issuance of PAETEC common stock in connection with the merger as well as other matters, and McLeodUSA stockholders will be asked to vote at the McLeodUSA special meeting for adoption of the merger agreement and approval of the transactions contemplated by the merger agreement, including the merger.

As set forth in the joint proxy statement/prospectus, the PAETEC board of directors has determined that the merger agreement and the merger are fair to, advisable and in the best interests of PAETEC and its stockholders, and has unanimously recommended that PAETEC’s stockholders vote at the PAETEC special meeting “FOR” the proposal to approve the issuance of PAETEC common stock in connection with the merger pursuant to the merger agreement.

As set forth in the joint proxy statement/prospectus, the McLeodUSA board of directors has determined that the merger agreement and the merger are fair to, advisable and in the best interests of McLeodUSA and its stockholders, and has unanimously recommended that McLeodUSA’s stockholders vote at the McLeodUSA special meeting “FOR” adoption of the merger agreement and approval of the transactions contemplated by the merger agreement, including the merger.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the proposed merger, the issuance of PAETEC common stock in connection with the merger or the other transactions described in the joint proxy statement/prospectus, or determined if the joint proxy statement/prospectus, as supplemented by this supplement, is accurate or adequate. Any representation to the contrary is a criminal offense.

Some of the statements in this supplement and elsewhere in the joint proxy statement/prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “Forward-Looking Statements” on page 42 of the joint proxy statement/prospectus.

This supplement is dated January 30, 2008 and is being mailed to stockholders of PAETEC and McLeodUSA on or about January 30, 2008.

PAETEC Recent Developments

Incremental Term Loan Facility

Effective on January 28, 2008, PAETEC entered into an Incremental Term Loan Commitment Agreement, dated as of January 28, 2008, with Merrill Lynch Capital Corporation, CIT Lending Services Corporation and General Electric Capital Corporation, referred to collectively as the “incremental term loan lenders,” pursuant to the Credit Agreement, dated as of February 28, 2007, as amended, among PAETEC Holding Corp., as Borrower, the lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, CIT Lending Services Corporation, as Documentation Agent, and Deutsche Bank Trust Company Americas, as Administrative Agent. Under the new agreement, the incremental term loan lenders committed to extend to PAETEC term loans, referred to as “incremental term loans,” pursuant to the credit agreement in a total principal amount of $100 million. The incremental term loans under this facility, referred to as the “incremental term loan facility,” were funded on January 29, 2008. After giving effect to the incremental term loan funding, PAETEC had outstanding under the credit agreement term loans in a total principal amount of $595.5 million.

The incremental term loan facility was extended to PAETEC pursuant to the provisions of the credit agreement that permit PAETEC to elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the credit agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under PAETEC’s existing term loan facility. Borrowings under the incremental term loan facility may be used for working capital, capital expenditures and other general corporate purposes of PAETEC Holding Corp. and its subsidiaries. PAETEC may apply a portion of the proceeds of such borrowings toward the satisfaction, as of the closing of the merger, of the outstanding 10 1/2% Senior Second Secured Notes due 2011 of McLeodUSA.

PAETEC Holding Corp. is the borrower under the incremental term loan facility. All obligations of PAETEC Holding Corp. under the incremental term loan facility are guaranteed by all of its subsidiaries. All assets of PAETEC Holding Corp. and its subsidiaries have been pledged to secure their obligations under the incremental term loan facility.

The February 28, 2013 maturity date of the incremental term loan facility is the same as the maturity date of the existing term loan facility.

PAETEC is required to make scheduled principal payments under the incremental term loan facility, in equal quarterly installments beginning on March 31, 2008, in an annual amount of $1 million during the first five years after the facility closing date. The $95 million unpaid principal balance of the incremental term loans will be payable in full on the maturity date.

Borrowings under the incremental term loan facility bear interest, at PAETEC’s option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or LIBOR plus a margin of 2.50%. Interest on the incremental term loans is payable on the same quarterly basis as interest on the loans outstanding under the existing term loan facility.

The lenders under the incremental term loan facility are entitled to the benefit of the same affirmative and negative covenants in the credit agreement as the lenders under the existing term loan facility.

The incremental term loan facility arrangements provide for PAETEC’s payment of financing fees to the lenders under the facility.

Legal Proceedings

On January 24, 2008, Sprint Communications Company L.P., or “Sprint,” notified PAETEC that it had filed a patent infringement action in the United States District Court for the District of Kansas against PAETEC Holding Corp. and two of its subsidiaries, including one operating subsidiary, PaeTec Communications, Inc.

Sprint alleges that PaeTec Communications infringed patents which Sprint characterizes as constituting part of Sprint’s Voice over Packet patent portfolio by selling products and services that utilize technology covered by the Sprint patents. Sprint’s notice indicated that the claimed infringement purportedly relates to its patents for the methods of use and system architecture of packet technology to carry telephone calls to or from the public switched telephone network. Sprint seeks unspecified amounts of compensatory and treble damages, attorneys’ fees, and injunctive relief against future sales by PAETEC of any products and services that allegedly violate Sprint’s patents.

In the notice described above, Sprint advised PAETEC that it will not formally serve PAETEC with its lawsuit at this time if PAETEC agrees to meet with Sprint to discuss a mutually agreeable resolution of Sprint’s claims. PAETEC will respond to Sprint’s patent infringement claims after it has further evaluated the claims and will vigorously pursue its defenses in any litigation against Sprint. Sprint first communicated its patent infringement claims to PAETEC in its January 24 notice.

Although PAETEC is currently unable to estimate the potential losses, if any, it may incur in connection with any litigation concerning Sprint’s claims if such litigation were resolved in a manner adverse to PAETEC, a judgment or settlement in Sprint’s favor could result in damage awards against PAETEC, could require PAETEC to pay Sprint royalties or licensing fees in connection with future sales of products or services, or could require PAETEC to cease engaging in any infringing activities, including any infringing sales. An adverse resolution of Sprint’s lawsuit or of any other patent litigation that could be asserted in the future against PAETEC Holding Corp. or any of its current or future operating subsidiaries could negatively affect PAETEC’s business, financial condition and results of operations. PAETEC’s defense of Sprint’s lawsuit or other litigation, regardless of its merits, could be time-consuming and costly and divert the attention of PAETEC’s management from operating matters.

PAETEC Special Meeting of Stockholders

Adjournment; Reconvened Special Meeting Date

The special meeting of stockholders of PAETEC Holding Corp. held on Wednesday, January 30, 2008, has been adjourned and will reconvene on Friday, February 8, 2008, at 9:00 a.m., Eastern Time. The reconvened PAETEC special meeting will be held at The Lodge at Woodcliff located at 199 Woodcliff Drive, Fairport, New York. At the reconvened PAETEC special meeting, holders of PAETEC common stock will be asked to consider and vote upon the proposals set forth in the Notice of Special Meeting of Stockholders of PAETEC Holding Corp. dated December 27, 2007 set forth in the joint proxy statement/prospectus, including the proposal to approve the issuance of PAETEC common stock to the stockholders of McLeodUSA in connection with the merger pursuant to the merger agreement.

How to Vote

If you own shares of PAETEC common stock in your name, you are an “owner of record.” This means that you may use the proxy card included with the joint proxy statement/prospectus to tell the persons named as proxies how to vote your shares of PAETEC common stock.

You have four voting options:

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card in the postage-paid envelope included with the joint proxy statement/prospectus.

Internet. You can vote over the Internet by accessing the website at www.voteproxy.com and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card.

Telephone. You can vote by telephone by calling the toll-free number 1-800-PROXIES (1-800-776-9437) in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card.

In Person. You may come to the special meeting and cast your vote there. The PAETEC board of directors recommends that you vote by proxy even if you plan to attend the special meeting. In addition, if your shares are held in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in “street name,” you must obtain a proxy executed in your favor from the holder of record to be able to vote at the special meeting.

If you hold shares in street name, please follow the voting instructions provided by that entity. If you do not instruct your bank, broker or other nominee how to vote your shares with respect to the PAETEC merger share proposal and the adjournment proposal, those shares will not be voted on such proposals at the special meeting, and such bank, broker or other nominee will not be authorized to vote.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in street name to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany the joint proxy statement/prospectus. If your PAETEC shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these PAETEC shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm.

The Internet and telephone proxy procedures available to owners of record are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by 11:59 p.m., Eastern Time, on February 7, 2008. Directing the voting of your PAETEC shares will not affect your right to vote in person if you decide to attend the special meeting.

The named proxies will vote all shares at the PAETEC special meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote your shares on the proposals, your proxy will be voted “FOR” the PAETEC merger share proposal and the adjournment proposal.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by delivering to PAETEC’s Corporate Secretary a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the special meeting;

•	by submitting another proxy card bearing a later date and mailing it so that it is received before the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the special meeting and voting in person, although attendance at the special meeting alone will not, by itself, revoke a proxy.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the special meeting, please contact PAETEC’s proxy solicitor, Georgeson Inc., toll-free at (800) 334-8636.

McLeodUSA Special Meeting of Stockholders

Adjournment; Reconvened Special Meeting Date

The special meeting of stockholders of McLeodUSA Incorporated held on Wednesday, January 30, 2008, has been adjourned and will reconvene on Friday, February 8, 2008, at 8:00 a.m., Central Time. The reconvened special meeting will be held at the offices of McLeodUSA located at 16479 Dallas Parkway, Suite 700, Bent Tree Towers II, Dallas, Texas 75248. At the reconvened McLeodUSA special meeting, holders of McLeodUSA common stock will be asked to consider and vote upon the matters set forth in the Notice of Special Meeting of Stockholders of McLeodUSA Incorporated dated December 27, 2007 set forth in the joint proxy statement/ prospectus, including the proposal to approve the transactions contemplated by the merger agreement, including the merger.

How to Vote

If you own shares of McLeodUSA common stock in your own name, you are an “owner of record.” This means that you may use the proxy card included with the joint proxy statement/prospectus to tell the persons named as proxies how to vote your shares of McLeodUSA common stock.

You have two voting options:

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card in the postage-paid envelope included with the joint proxy statement/prospectus.

In Person. You may come to the special meeting and cast your vote there. The McLeodUSA board of directors recommends that you vote by proxy even if you plan to attend the special meeting.

The named proxies will vote all shares at the McLeodUSA special meeting that have been properly voted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote your shares on the McLeodUSA merger agreement proposal, your proxy will be voted “FOR” the proposal.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by delivering to McLeodUSA’s Corporate Secretary a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the special meeting;

•	by submitting another proxy card bearing a later date and mailing it so that it is received before the special meeting; or

•	by attending the special meeting and voting in person, although attendance at the special meeting alone will not, by itself, revoke a proxy.

Request for Information by PAETEC Stockholders

If you are a PAETEC stockholder and have any questions about the merger or the PAETEC special meeting, or if you need additional copies of the joint proxy statement/prospectus, this supplement or the proxy card, you should contact PAETEC’s proxy solicitor, Georgeson Inc., at the following address or phone number:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll Free (800) 334-8636

Request for Information by McLeodUSA Stockholders

If you are a McLeodUSA stockholder and have any questions about the merger or the McLeodUSA special meeting, or if you need additional copies of the joint proxy statement/prospectus, this supplement or the McLeodUSA proxy card, you should contact Bernard Zuroff, Secretary, at the following address or phone number:

McLeodUSA Incorporated

16479 Dallas Parkway

Dallas, Texas 75248

(319) 790-7800